SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 6

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

----------

CUSIP NO. 74153Q102

Explanatory Note

The purpose of this Amendment No. 6 to the Schedule 13D is to report that on January 11, 2010, Seadrill Limited ("Seadrill") terminated its two forward contracts with DnB NOR Bank ASA (the "DnB") and Nordea Bank Finland Plc ("Nordea") each dated November 27, 2009. On the same day, Seadrill entered into a new forward contract with each of DnB and Nordea. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 2.  Identity and Background
--------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On January 11, 2010, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on March 1, 2010 for a purchase price of 213,811,633.60. On the same day, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on March 1, 2010 for a purchase price of $206,784,983.44. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 1, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON December 8, 2009.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 11, 2010, Seadrill terminated its forward contract with DnB dated November 27, 2009, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on December 8, 2009. On the same day, Seadrill entered into a new forward contract with DnB, which is attached hereto as Exhibit B, whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on March 1, 2010 for a purchase price of 213,811,633.60.

On January 11, 2010, Seadrill also terminated its forward contract with Nordea dated November 27, 2009, which was described in Seadrill's Schedule 13D/A filed with the Commission on December 8, 2009. On the same day, Seadrill entered into a new forward contract with Nordea, which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on March 1, 2010 for a purchase price of $206,784,983.44.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated January 11, 2010.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated January 11, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: January 22, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                    Exhibit B

            DnB NOR Bank ASA Forward Contract dated January 11, 2010.

DnB NOR
Markets
--------------------------------------------------------------------------------

Seadrill Ltd
C/O Seadrill Management AS
P.0. Box 110
N-4001 STAVANGER

                                                              Bergen, 11.01.2010

                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD


The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Contract
                                                    entered into between
                                                    Seadrill Ltd ("The Buyer")
                                                    and DnB NOR Bank ASA ("The
                                                    Seller") on the Trade Date
                                                    specified below (the
                                                    "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:                           January 11th 2010

Time:                                 CET 11:35

Buyer:                                Seadrill Limited

Buyers number/safe acc:               000102511012

Deposit account pledged as            1250.04.00410
collateral:

Seller:                               DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:       000102511012

Underlying Shares :                   PRIDE INTL INC (PDE)

Number of Shares:                     8,070,800

Forward price per Share:              USD 26.492

Total Purchase Price:                 USD 213,811,633.60

Transaction type:                     Forward with delivery of the Shares.

                                      The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA .

Closing trade:                        A closing trade may be executed, but only
                                      at the Total Purchase Price.

Settlement Date:                      March 01st 2010

Settlement:                           On the Settlement Date the Seller shall
                                      deliver the Shares upon the Buyer's
                                      payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement Date. Timely delivery is conditional on the Buyer's timely payment.

                                      In the event that the underlying Share is suspended from quotation on the stock exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian Securities Trading Act.

                                      The Buyer hereby authorises DnB NOR
                                      Markets to debit the Total Purchase Price from the Buyer's bank account in DnB NOR Bank ASA, or another bank, or to instruct another bank to debit the Buyer's bank account in that bank for said amount on the Settlement Date.

Dividend:                             If any dividend is paid on the Share in
                                      the time between the Trade Date and the
                                      Settlement Date to DnB NOR Markets, such dividend shall accrue to the Buyer. The dividend shall then be credited the Buyer's bank account.

Collateral:                           DnB NOR Markets shall at all times ensure
                                      that it has satisfactory collateral for
                                      the due performance of the Buyer's
                                      obligations, cfr. article 9-5 of the
                                      Norwegian Securities Trading Act. The
                                      collateral shall be furnished in the form of a cash deposit and the Buyer must sign a declaration of pledge. The amount of the collateral shall at all time meet DnB
                                      NOR Markets' requirements.

                                      Upon entry into the contract the
                                      collateral shall comprise 20% of the Total
                                      Purchase Price. For the duration of the
                                      Contract additional collateral shall be
                                      furnished that corresponds to the
                                      unrealised loss the forward contract
                                      entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

                                      The Buyer shall furnish the required
                                      additional collateral on the same day that Buyer receives notice from DnB NOR Markets that the current collateral is insufficient. If such additional collateral is not furnished that day, this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer:     Seadrill Limited
                                      c/o Seadrill Management AS P. 0. Box 110
                                      N-4001 STAVANGER

                                      Attention:   Harald Grosfjeld

                                      E-mail:      harald.grosfjeld@seadrill.com

                                      Phone:       +47 51 30 96 96

                                      Fax:         +47 51 30 96 88

Address for Notices to the Seller:    DnB NOR Bank ASA
                                      DnB NOR Markets KSC
                                      P.0. Box 7100
                                      N-5020 BERGEN

                                      Attention:   Securities Finance

                                      Phone:       +47 55 21 96 69

                                      Fax:         +47 56 12 87 80

                                      To achieve additional collateral being
                                      received the same day notice to Buyer will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims.

                                      If the realisation of the pledged
                                      collateral does not cover the Total
                                      Purchase Price, DnB NOR Markets is
                                      entitled to sell Underlying Shares, for
                                      the Buyer's account and risk, to cover the Total Purchase Price. Such sales shall be at the stock market price or another price that is considered to be reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                      The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

                                      The Buyer is liable and shall indemnify
                                      Seller for any loss, experience or
                                      obligation of whatever kind incurred by
                                      the Buyer as a direct or indirect
                                      consequence of The Buyers Default.

Calculation Agent:                    DnB NOR Markets

Adjustments:                          In the event of changes in the share
                                      capital or other special circumstances in the company that issued the Underlying
                                      Shares, this contract shall be adjusted
                                      by DnB NOR Markets as Calculation Agent
                                      in accordance with the rules for Trades
                                      in Derivative Contracts on the Oslo Stock
                                      Exchange and the rules for Clearing of
                                      Trades in Derivative Contacts in VPS
                                      Clearing ASA to the extent that this is
                                      appropriate. The same applies in the
                                      event that the Underlying shares have
                                      been delisted on the Settlement Day.

Relationship                          Between Parties: Each party will be deemed
                                      to represent to the other party on the
                                      date on which it enters into a Contract
                                      that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a) Non-Reliance:                     It is acting for its own account, and it
                                      has made its own independent decisions to enter into that Contract and as to whether that Contract is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication
                                      (written or oral) of the other party as
                                      investment advice or a recommendation to enter into that Contract; it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that
                                      Contract. No communication (written or
                                      oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Contract.

(b) Assessment and Understanding:     It is capable of assessing the merits of
                                      and understanding (on its own behalf or
                                      through independent professional advice), and understands and accepts, the terms, conditions and risks of that Contract. It is also capable of assuming, and assumes, the risk of that Contract. The relevant balance on the collateral account does not constitute an upper limit for loss the Buyer could incur and the Byers liability for the Contract is not limited to this amount.

(c) Status of the Parties:            The other party is not acting as a
                                      fiduciary for or an advisor to it in
                                      respect of that Contract.

(d) Responsablity                     It is the responsibility of the Buyer to
                                      comply with any reporting or disclosure
                                      requirements or other obligations
                                      according to laws and/or regulations as
                                      they apply from time to time.

e) Governing Law:                     Any disputes under the Contract shall be
                                      decided according to Norwegian law with
                                      the Oslo municipal court as the agreed
                                      court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

     DnB NOR Bank ASA
     DnB NOR Markets KSC
     P. O. Box 7100 N-5020 BERGEN

Yours sincerely,                   Confirmed as of the date first above written:
for DnB NOR Bank ASA               for Seadrill Limited

/s/ Mari Hordvik Eidheim           /s/ Harald Groseseld
Name:  Mari Hordvik Eidheim        Name:  Harald Groseseld
Title: Operational Officer         Title: Vice President


/s/ Trond Olav 0vreas
Name:  Trond Olav 0vreas
Title: Operational Officer

                                    Exhibit C

        Nordea Bank Finland Plc Forward Contract dated January 11, 2010.

Nordea [GRAPHIC OMITTED]

SEADRILL LIMITED
C/O SEADRILL MANAGEMENT AS
P.O BOX 110                                               + 358 9 165 59832 Tel
4001 Stavanger                                            +358 9 165 59331  Fax
NO                                                        lpfl@nordea.com   Mail
Attn: Are Fredhammer

                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local
Derivatives
Operations FIN-00020
NORDEA
FINLAND
================================================================================

Dear Sirs / Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

     Nordea reference:                   21673435
     Trade Date:                         11 Jan 10
     Trade Time:                         17:39 CET
     Effective Date:                     14 Jan 10
     Seller:                             Nordea
     Buyer:                              Counterparty
     Shares:                             PRIDE INTERNATIONAL INC
     ISIN:                               US74153Q1022
     Number of Shares:                   8.229.200
     Forward Price:                      USD 25,1282
     Exchange:                           NEW YORK STOCK EXCHANGE
     Related Exchange(s):                NYSE

Valuation:

     Valuation Time:                     The Scheduled Closing Time on the
                                         relevant Exchange on the relevant
                                         Valuation Date.
     Valuation Date:                     24 Feb 10
     Averaging Dates:                    Not Applicable
     Averaging Date Disruption:          Not Applicable
     Relevant Price:                     In case of Index underlying:
                                         The level of Index determined by the
                                         Calculation Agent as of the Valuation
                                         Time on the Valuation Date. In case of
                                         Share underlying: The price per share
                                         determined by the Calculation Agent as
                                         of the Valuation Time on the Valuation
                                         Date.

Settlement Terms:

     Physical Settlement:                Applicable
     Settlement Date:                    Three (3) Business Days after the
                                         Valuation Date
     Settlement Currency:                USD
     Settlement Price:                   The Forward Price
     Business Days for Payments:         New York

Share Adjustments:

     Method of Adjustments:              Calculation Agent Adjustment

Extraordinary Events:

     Consequences of Merger Events:
     Share for Share:                    Modified Calculation Agent Adjustment
     Share for Other:                    Modified Calculation Agent Adjustment
     Share for Combined:                 Modified Calculation Agent Adjustment
     Determining Party:                  Nordea

     Tender Offer:                       Applicable

     Consequences of Tender Offers:
     Share for Share:                    Modified Calculation Agent Adjustment
     Share for Other:                    Modified Calculation Agent Adjustment
     Share for Combined:                 Modified Calculation Agent Adjustment
     Determining Party:                  Nordea

     Composition of Combined
     Consideration:                      Not Applicable
     Nationalization, Insolvency or
     Delisting:                          Cancellation and Payment (Calculation
                                         Agent Determination)
     Determining Party:                  Nordea

Additional Disruption Events:

     Change in Law:                      Applicable
     Failure to Deliver:                 Applicable
     Insolvency Filing:                  Applicable
     Hedging Disruption:                 Applicable
     Hedging Party:                      Nordea
     Increased Cost of Hedging:          Applicable
     Hedging Party:                      Nordea
     Loss of Stock Borrow:               Not Applicable
     Hedging Party:                      Nordea
     Increased Cost of Stock Borrow:     Not Applicable
     Determining Party:                  Nordea

     Non-Reliance:                       Applicable
     Agreements and Acknowledgements
     Regarding Hedging Activities:       Applicable
     Additional Acknowledgements:        Applicable

3.   Calculation Agent: Nordea

4.   Account Details:

     Account for payments to Nordea:     JPMORGAN CHASE BANK NEW YORK,
                                         CHASUS33XXX
                                         In favour of NORDEA
                                         BANK NORGE ASA
                                         NDEANOKKXXX

     Account for payments to
     Counterpart:                        FOKUS BANK, DABAN022XXX
                                         NO8981011598242
                                         In favour of SEADRILL LIMITED

5.   Offices:

     (a) The Office of Nordea Bank Finland Ple for the Transaction is Helsinki; and

     (b) The office of Counterpart for the Transaction is Stavanger

6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law: English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those icons.

Yours sincerely,

Nordea Bank Finland Plc

/s/ Antti Tainio                         /s/ Tuomo Henriksson
----------------------------------       ----------------------------------

Name:  Antti Tainio                      Name:  Tuomo Henriksson
Title: Head of Local                     Title: Head of OTC Equity &
       Derivatives Operations                   Interest Rate
                                                Derivatives Settlements

Confirmed as of the date first above written:

SEADRILL LIMITED

/s/ Harald Gr0sfjeld
----------------------------------       ----------------------------------

Name:  Harald Gr0sfjeld                  Name:
Title: Vice President                    Title:
       Seadrill Management AS

SK 25542 0002 1064581 v2